Exhibit 16.1

September 3, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 3, 2019, of State Auto Financial Corporation and are in agreement with the statements contained in Item 4.01(a) paragraphs one through five and the first paragraph of Item 4.01(b). We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP